

July 25, 2011

Via Facsimile
Mr. Michael Eggers
Chief Financial Officer
RealNetworks, Inc.
2601 Elliot Avenue, Suite 1000
Seattle, WA 98121

> **Re: RealNetworks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 000-23137**

Dear Mr. Eggers:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results for the Years Ended December 31, 2010, 2009 and 2008, page 25

1.   We note that in Exhibit 99.1 of your Form 8-K filed February 10, 2011 you quantify annual Product Metrics including number of SaaS subscribers, number of consumer subscribers and SaaS ARPU. We note similar quarterly disclosure in your Form 8-K filed May 5, 2011. Please tell us the extent to which you use this information as key

indicators in managing your business and whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing these Product Metrics in your annual and quarterly MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Income Taxes, page 33

2.   Please tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 37

3.   Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 54

4.   We note that your response to comment 2 in your letter dated May 15, 2007 indicates that vendor-specific objective evidence ("VSOE") is based upon the amounts that you charge when PCS is sold separately or based upon renewal rates specified in your arrangements if the rate is substantive. Please describe, in detail, your methodology for establishing VSOE of your PCS. Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of standalone sales used to establish VSOE.

5. We note your disclosure on page 7 which indicates that you monetize social games, in part, through "microtransactions." Please describe these microtransactions, including the terms of any items purchased (e.g. time-based, usage-based, etc.), and the related revenue recognition policy. Additionally, we note that you offer games for download or online play through a web browser. Please tell us your revenue recognition policy for each of these types of games.

Note 3 – Rhapsody Joint Venture

Restructuring of Rhapsody, page 59

6. We note that you recorded a $10.9 million gain based upon the deconsolidation of the Rhapsody assets and liabilities and the creation of the initial equity method investment in Rhapsody. Please tell us how you considered the disclosure requirements in ASC 810-10-50-1B(a) and (b).

7. We further note in your disclosure on page 52 that you determined the $29.7 million fair value of your retained investment in the Rhapsody joint venture using multiple valuation models that were based on assumptions of future results made by management including operating and cash flow projections. In light of the fact that your music segment, which previously was comprised principally of the Rhapsody venture, has historically reported operating losses, please describe in greater detail the material inputs used to develop the fair value of the retained investment in the Rhapsody venture. Refer to ASC 810-10-50-1B(e).

Note 15 – Income taxes, page 72

8. We note your disclosure on page 74 that you have not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries' undistributed earnings. Please tell us and include disclosure in future filings the cumulative amount of undistributed earnings and the estimated tax on such earnings. Refer to ASC 740-30-50-2.

Note 16 – Commitment and Contingencies

Litigation, page 76

9. We note your disclosure regarding the lawsuits filed by Greenville Communications, LLC and the American Society of Composers, Authors and Publishers. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been

incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and Interpretive Response to Question 2 of SAB Topic 5Y.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 6

10.   We note your disclosure on page 7 which indicates that revenue with multiple deliverables is allocated using estimated selling prices ("ESP") if you do not have VSOE or third-party evidence ("TPE"). Please address the following items with respect to your adoption of ASU 2009-13:

- Tell us whether you typically determine fair value of the elements in your arrangements using VSOE, TPE or ESP.
- Describe the significant factors, inputs, assumptions, and methods used to determine TPE and ESP for the significant deliverables in your multiple deliverable arrangements. Please update your disclosure in future filings accordingly. Refer to ASC 605-25-50-2(e).
- Tell us whether your multiple element arrangements include both software and non-software elements. In this regard, describe how you considered ASC 605-25-15-3A when you allocate the consideration between software as a group and non-software deliverables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief